Ref.: File No. 82-4025

02 JUN 27 AM 11:49

GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"
(GMX: Toronto Stock Exchange)

02042215

May 28, 2002

PRESS RELEASE

SUPPL

QUEBEC GOVERNMENT OFFERS TO FINANCIALLY SUPPORT GLOBEX'S MAGNESIUM-TALC PROJECT

Rouyn-Noranda, Quebec, GLOBEX MINING ENTERPRISES INC. (GMX: Toronto Stock Exchange), is pleased to announce that it has received a conditional offer of eventual financial participation in its magnesium-talc project from the Quebec Government.

To recap, Globex owns 100% interest in a large open pittable magnesite-talc-silica deposit 13 kilometres south of Timmins, Ontario. A scoping study completed in October 2001 by Hatch proposed that a bankable feasibility study be undertaken with a view to constructing a $1.5 billion mining, milling and smelting complex with mine and mill facilities located near Timmins, Ontario and a smelter complex near Rouyn-Noranda, Quebec.

Expenditures required to complete this study have been calculated at $17,709,000. The Quebec Government has proposed participation, in the form of a non re-course loan of $4,427,250 or 25% of the required amount. Several conditions have been attached to this contribution including the requirement that the Federal Government match the Quebec Government loan dollar for dollar. Also, Globex must raise the remaining 50% of funds required.

Globex has responded to the Quebec Government offer and has proposed several structural changes in order to facilitate a more workable agreement.

PROCESSED
JUL 01 2002
THOMSON
FINANCIAL

Globex is awaiting a decision from the Federal Government.

Globex would like to thank the Quebec government in particular the Minister of Regions Rémy Trudel and the staff of the Rouyn-Noranda office of the Ministry of Industry and Commerce for their support and the rapid and professional manner in which they dealt with Globex's project application.

dw 6/28

For further information, contact:

Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA)
J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
URL: http://www.globexmining.com